                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from       to
         Commission file number 1-4682

A. Full title of the plan, if different from that of the issuer named below:

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Thomas & Betts Corporation
                               8155 T&B Boulevard
                            Memphis, Tennessee 38125

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN


                                TABLE OF CONTENTS

                                                                                                          Page No.
                                                                                                          --------
Independent Auditors' Report......................................................................................3

Financial Statements:
         Statement of Net Assets Available for Benefits -
                  Combined Funds - December 31,
                  1998 and 1997...................................................................................4

         Statement of Changes in
                  Net Assets Available for Benefits - Combined Funds - Years
                  Ended December 31, 1998, 1997,
                  and 1996........................................................................................6

         Notes to Financial Statements............................................................................7

         Schedules (1998 Information Only):

                  Schedule 1 - Schedule of Investment Assets (Item 27a)..........................................26
                  Schedule 2 - Schedule of Reportable Transactions (Item 27d)....................................27

Signatures.......................................................................................................28

Exhibit..........................................................................................................29

                          INDEPENDENT AUDITORS' REPORT


The Retirement Plans Committee
Thomas & Betts Corporation

We have audited the financial statements of Thomas & Betts Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees' Investment Plan as of December 31, 1998, and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 1998 financial statements taken as a whole.





KPMG LLP


Memphis, Tennessee
June 25, 1999

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                        STATEMENT OF NET ASSETS AVAILABLE
                                 FOR BENEFITS -
                                 COMBINED FUNDS

December 31                                                                 1998               1997
PLAN ASSETS

Investments at fair value:
         Thomas & Betts Corporation Stock Fund
                  (cost $13,982,300 and $8,831,036 in 1998
                  and 1997, respectively)                               $ 15,684,738      $ 10,708,357
         VMMR Federal Portfolio (cost approximates
                  fair value)                                             23,692,719        25,352,913
         Vanguard Short-Term Federal Bond Fund (cost
                  $1,109,439 and $1,615,030 in 1998 and
                  1997, respectively)                                      1,120,960         1,610,228
         Vanguard Index 500 Portfolio (cost
                  $29,724,980 and $18,548,036 in 1998 and
                  1997, respectively)                                     43,787,824        27,266,976
         Vanguard U.S. Growth Fund (cost $22,495,469
                  and $14,071,201 in 1998 and 1997,
                  respectively)                                           33,283,646        19,532,027
         Vanguard Wellington Fund (cost $33,032,381
                  and $24,726,638 in 1998 and 1997,
                  respectively)                                           36,605,560        29,880,300
         Vanguard Intermediate U.S. Treasury Bond Fund (cost
                  $1,354,995 and $1,503,490 in 1998 and 1997,
                  respectively)                                            1,421,082         1,535,498
         International Growth Portfolio (cost
                  $3,877,332 and $3,142,614 in 1998 and 1997,
                  respectively)                                            4,282,565         3,161,961
         Vanguard Windsor Fund (cost $435,739 and
                  $550,868 in 1998 and 1997, respectively)                   442,135           608,124
         Vanguard Windsor II Fund (cost $4,401,752 and
                  $2,942,951 in 1998 and 1997, respectively)               5,343,612         3,799,253
         Vanguard Index Small Cap Portfolio (cost
                  $383,854 and $454,124 in 1998 and 1997,
                  respectively)                                              426,053           568,476
         Vanguard Extended Market Index Fund (cost
                  $312,918 and $0 in 1998 and 1997,
                  respectively)                                              344,756                 -
         Vanguard Total Bond Market Index (cost
                  $3,004,833 and $0 in 1998 and 1997,
                  respectively)                                            2,973,419                 -
         Employee Loan Fund                                                5,922,447         4,368,206
                                                                    ----------------    --------------
                  Total investments at fair value                       $175,331,516      $128,392,319

December 31                                                                   1998                 1997
PLAN ASSETS

Investments at contract value:
         Vanguard Investment Contract Trust
                  (cost $6,188,771 and $1,318,430 in 1998
                  and 1997, respectively)                              $   6,188,771            $   1,318,430
                                                                       -------------            -------------
                  Total investments                                      181,520,287              129,710,749

Receivable from Thomas & Betts Corporation:
         Employees' contributions                                            985,732                  800,177
         Employer's contributions                                            463,791                  382,647
                                                                       -------------            -------------
                  Total receivables                                        1,449,523                1,182,824
                                                                       -------------            -------------

TOTAL ASSETS                                                            $182,969,810             $130,893,573
                                                                       =============            =============

NET ASSETS AVAILABLE FOR BENEFITS                                       $182,969,810             $130,893,573
                                                                       =============            =============

See accompanying notes to financial statements.

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                    STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR BENEFITS -
                              COMBINED FUNDS

Years ended December 31                                 1998                      1997                      1996
Investment income:
     Dividends on Thomas & Betts
     Corporation Stock Fund                     $      343,231             $     228,036             $     200,661

     Interest and other dividends                    9,814,567                 6,498,381                 5,433,239
                                              ----------------           ---------------           ---------------
                                                    10,157,798                 6,726,417                 5,633,900
     Net realized gain on sales
         of investments                              6,205,650                 4,836,878                 2,610,389

     Unrealized appreciation of
         investments                                 9,315,195                 9,029,160                 5,061,342
                                              ----------------           ---------------           ---------------
         Investment income                          25,678,643                20,592,455                13,305,631
                                              ----------------           ---------------           ---------------

Contributions:
     Employees                                      14,608,514                11,154,368                10,658,817
     Employer                                        5,976,126                 4,464,054                 4,051,854
     Assets received from plan mergers              24,802,261                 1,075,732                19,981,613
                                              ----------------           ---------------           ---------------
         Total contributions                        45,386,901                16,694,154                34,692,284
                                              ----------------           ---------------           ---------------

Administrative expenses                                (92,840)                  (79,966)                  (83,488)
Withdrawals, distributions and
         forfeitures                               (18,896,467)              (17,639,819)              (13,166,380)
                                              ----------------           ---------------           ---------------

Net Increase                                        52,076,237                19,566,824                34,748,047

Net assets available for benefits:

     Beginning of year                             130,893,573               111,326,749                76,578,702
                                              ----------------           ---------------           ---------------
     End of year                                  $182,969,810              $130,893,573              $111,326,749
                                              ================           ===============           ===============

See accompanying notes to financial statements.

                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1:  PLAN DESCRIPTION

GENERAL

The Board of Directors of Thomas & Betts Corporation (the "Corporation") adopted the Thomas & Betts Corporation Employees' Investment Plan (the "Plan") on April 4, 1984. The participants in the Plan are eligible employees of the Corporation. Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Plan provisions are described in detail in the Plan document.

EMPLOYEE AND EMPLOYER CONTRIBUTIONS

Eligible employees may participate in the Plan by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of their compensation as a basic contribution to the Plan. The Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

Eligible employees who have authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of their compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions.

INVESTMENT FUNDS

Assets of the Plan are invested in the following funds:

(1) The Thomas & Betts Corporation Stock Fund's assets are invested in common stock of the Corporation and cash.

(2) The Vanguard Money Market Reserves - Federal Portfolio invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

(3) The Vanguard Short-Term Federal Bond Fund invests in bonds issued by U.S. Government and agency obligations.

(4) The Vanguard Index 500 Portfolio invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 index.

(5) The Vanguard U.S. Growth Portfolio invests in high-quality, established growth stocks of companies based in the United States.

(6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

(7) The Vanguard Intermediate U.S. Treasury Bond Fund invests in corporate debt securities and securities issued by the U.S. Government which mature in five to twelve years.

(8) The International Growth Portfolio invests in the stocks of companies located outside the United States.

(9) The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments.

(10) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

(11) The Vanguard Index Small Cap Portfolio invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index.

(12) The Vanguard Investment Contract Trust is a tax-exempt collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(13) The Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

(14) The Vanguard Total Bond Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.


Each participating employee may direct basic and supplemental contributions in any one or more of the above funds except for the Vanguard Money Market Reserves, Vanguard Intermediate U.S. Treasury Bond Fund and the Vanguard Short-Term Federal Bond Fund, which were closed on October 1, 1998, and the Vanguard Windsor Fund and Vanguard Small Cap Index Fund, which were investment options of the Eagle Savings Plan. After the Corporation acquired Amerace Corporation, a subsidiary of Eagle Corporation, the balances in these funds pertaining to Amerace Corporation employees were transferred into the Plan. As of the date of transfer into the Plan, no contributions could be allocated to these funds. The funds will be closed after existing contributions contained in these funds are distributed to participants or transferred to the funds previously existing in the Plan. The Vanguard Windsor II Fund and the Vanguard Investment Contract Trust were also investments of the Eagle Savings Plan. Effective October 1, 1998, the Vanguard Windsor II Fund and Vanguard Investment Contract Trust were reopened allowing current employees of the Corporation to allocate a portion of their contribution to these funds. The Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund were added on October 1, 1998.

The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

PARTICIPANT LOANS

The Plan permits participants with vested account balances of at least $2,000 to borrow directly from their account. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of up to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is generally within one or two percentage points of the prime rate at the time the loan is granted. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.


NOTE 2:  ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION

The Plan's investments are stated at fair value except for The Vanguard Investment Contract Trust which is valued at contract value. Contract value approximates fair value as of December 31, 1998. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation's stock is valued at its quoted market price. Employee loans are valued at cost which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

RECLASSIFICATIONS

Certain 1997 amounts have been reclassified to conform with 1998 presentation.

The Vanguard Group has been designated by the Retirement Plans Committee of the Board of Directors of the Corporation as the plan trustee.


NOTE 3:  AMENDMENTS TO THE PLAN

During 1998, the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of Augat Inc., which was acquired by the Corporation, and (ii) the merger of the Augat Savings and Retirement Plan with and into the Plan. During 1997, the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of Catamount Manufacturing, Inc., which was acquired by the Corporation, and (ii) the merger of the Catamount Retirement Plan with and into the Plan. During 1996, the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of E.K. Campbell Company, which was acquired by the Corporation; (ii) the participation in the Plan by certain employees of Amerace Corporation and certain of its subsidiaries which were acquired by the Corporation; (iii) the merger of the Amerace Capital Accumulation Plan with and into the Plan; (iv) the transfer of certain assets and liabilities from the Eagle Savings Plan to the Plan; and (v) credit for eligibility and vesting purposes for service completed with Bowers Manufacturing Corporation, a subsidiary of Amerace Corporation. The amendments resulted in $24,802,261, $1,075,732 and $19,981,613 of assets received from Plan mergers during 1998, 1997 and 1996, respectively.

The Plan was also amended to reflect changed investment options effective October 1, 1998. The following funds were closed to new contributions with existing investments remaining in the respective funds: Vanguard Money Market Reserves, Vanguard Short-Term Federal Bond Fund, and Vanguard Intermediate U.S. Treasury Bond Fund. The following new funds were opened: Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund. In addition, two previously closed funds, Vanguard Investment Contract Trust and Vanguard Windsor II, were reopened.

The Plan was also amended to account for matching contributions which were forfeited by terminating employees before those amounts became vested. If a participant's vested accrued benefit is not distributed to the participant in an immediate lump sum distribution, the nonvested portion of the contribution account is forfeited as follows: (i) the nonvested portion of a participant's accrued benefit, for any participant who separates from service on or after July 1, 1996, is forfeited when the participant incurs a five-year period of separation of service (If the participant is re-employed before the five-year period of separation ends, the participant will continue to vest starting when the participant left employment); (ii) any participant separated from service on or after January 1, 1989 and before July 1, 1996 but re-employed on or after July 1, 1996 and before incurring a five-year period of separation of service has the nonvested portion of the participant's accrued benefit (adjusted for earnings or losses) restored. If the participant was re-employed before July 1, 1996 and before incurring a five-year period of separation of service and the nonvested portion of the accrued benefit was restored, any earnings attributed to such nonvested accrued benefit is also restored. The forfeiture amendment did not have a material effect on the net assets of the Plan.

NOTE 4:  INVESTMENTS

The following table presents investments at December 31, 1998 and 1997.

                                         1998                                        1997
                                       NUMBER OF                                   Number of
                                     SHARES/UNITS                                shares/units
                                     OR PRINCIPAL              FAIR              or principal             Fair
                                        AMOUNT                 VALUE                amount                Value
                                        ------                 -----                ------                -----
INVESTMENTS AT FAIR
VALUE AS DETERMINED BY
QUOTED MARKET PRICE:

Thomas & Betts Corporation
         Stock Fund                     1,090,733          $ 15,684,738               683,367       $ 10,708,357
Vanguard Wellington Fund                1,247,208            36,605,560             1,014,611         29,880,300
Vanguard Index 500 Portfolio              384,272            43,787,824               302,731         27,266,976
Vanguard U.S. Growth Fund                 887,801            33,283,646               680,558         19,532,027
International Growth Portfolio            228,160             4,282,565               192,920          3,161,961
Vanguard Windsor Fund                      28,397               442,135                35,814            608,124
Vanguard Windsor II Fund                  179,015             5,343,612               132,748          3,799,253
Vanguard Index Small
         Cap Portfolio                     20,097               426,053                23,936            568,476
Vanguard Extended Market
         Index Fund                        11,259               344,756
Vanguard Total Bond
         Market Index                     289,525             2,973,419

INVESTMENTS AT ESTIMATED FAIR VALUE:

VMMR Federal Portfolio                 23,692,719            23,692,719            25,352,913         25,352,913
Vanguard Intermediate U.S.
         Treasury Bond Fund               127,566             1,421,082               143,908          1,535,498
Vanguard Short-Term
         Federal Bond Fund                109,255             1,120,960               158,956          1,610,228
Employee Loan Fund                      5,922,447             5,922,447             4,368,206          4,368,206

INVESTMENTS AT CONTRACT VALUE:

Vanguard Investment
         Contract Trust                 6,188,771             6,188,771             1,318,430          1,318,430
                                                           ------------                             ------------
Total Investments                                          $181,520,287                             $129,710,749
                                                           ============                             ============

A summary of net realized gains on sales of investments for the years ended December 31, 1998, 1997 and 1996 follows:

                                           Proceeds                                            Net Realized
                                          From Sales                    Cost                       Gains
1998                                      ----------                    ----                       -----
THOMAS & BETTS COMMON STOCK               $ 5,588,209                $ 4,809,765               $  778,444
ALL OTHER INVESTMENTS                      55,132,483                 49,705,277                5,427,206
                                          -----------                -----------               ----------
                                          $60,720,692                $54,515,042               $6,205,650
                                          ===========                ===========               ==========

1997
Thomas & Betts common stock               $ 3,962,912                $ 3,254,916               $  707,996
All other investments                      43,279,585                 39,150,703                4,128,882
                                          -----------                -----------               ----------
                                          $47,242,497               $42,405,619                $4,836,878
                                          ===========                ===========               ==========

1996
Thomas & Betts common stock               $ 3,461,730                $ 3,146,355               $  315,375
All other investments                      35,515,056                 33,220,042                2,295,014
                                          -----------                -----------               ----------
                                          $38,976,786                $36,366,397               $2,610,389
                                          ===========                ===========               ==========


A summary of unrealized appreciation (depreciation) of investments for 1998, 1997 and 1996 follows:

                                          Thomas & Betts               All
                                             Common                    Other
                                              Stock                  Investments                 Total
                                              ----                   -----------                 -----
Balance at December 31, 1995               $  910,370                $ 7,284,290              $ 8,194,660
         Unrealized appreciation            1,091,778                  3,969,564                5,061,342
                                          -----------                -----------              -----------

Balance at December 31, 1996               $2,002,148                $11,253,854              $13,256,002
         Unrealized appreciation
         (depreciation)                      (124,828)                 9,153,988                9,029,160
                                          -----------                -----------              -----------

Balance at December 31, 1997               $1,877,320                $20,407,842              $22,285,162
         Unrealized appreciation
         (depreciation)                      (174,882)                 9,490,077                9,315,195
                                          -----------                -----------               ----------

BALANCE AT DECEMBER 31, 1998               $1,702,438                $29,897,919              $31,600,357
                                          ===========                ===========               ==========


During the years ended December 31, 1998, 1997 and 1996, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $15,520,845, $13,866,038 and $7,671,731, respectively, as follows:

                                                           1998                    1997                   1996
Thomas & Betts Corporation Stock Fund                  $   596,461             $   583,168             $ 1,407,153
Vanguard Short-Term Federal Bond Fund                       34,078                   3,124                 (15,959)
Vanguard Index 500 Portfolio                             7,981,751               5,849,829               2,526,307
Vanguard U.S. Growth Fund                                6,609,790               3,256,568               1,771,567
Vanguard Wellington Fund                                  (353,747)              3,265,031               1,358,403
Vanguard Intermediate U.S. Treasury Bond Fund              122,783                  30,255                 (40,587)
International Growth Portfolio                             432,573                  (8,692)                158,886
Vanguard Windsor Fund                                      (41,099)                 23,988                  57,288
Vanguard Windsor II Fund                                   206,401                 765,875                 396,676
Vanguard Index Small Cap Portfolio                         (61,318)                 96,892                  51,997
Vanguard Extended Market Index Fund                         32,141                       -                       -
Vanguard Total Bond Market Index                           (38,969)                      -                       -
                                                       -----------             -----------             -----------
Net appreciation
in fair value                                          $15,520,845             $13,866,038             $ 7,671,731
                                                       ===========             ===========             ===========

NOTE 5:  PARTICIPANT DIRECTED INVESTMENT PROGRAMS

Investment programs of the Plan are participant-directed. Net assets available for benefits at December 31, 1998 and 1997, and changes in net assets available for benefits by investment fund for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                  1998
                          NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND


                                 T&B                                Vanguard                                           Vanguard
                             Corporation     VMMR       Vanguard   Short-term   Vanguard    Vanguard    Vanguard U.S.   Index
                             Stock Fund     Federal      Windsor    Federal    Windsor II   Index 500     Growth       Small Cap
                              Portfolio    Portfolio     Fund      Bond Fund      Fund      Portfolio     Portfolio    Portfolio
                            ------------   -----------  ---------  ----------  ----------  -----------  ------------   ----------
Investments at fair value    $15,684,738   $23,692,719   $442,135  $1,120,960  $5,343,612  $43,787,824   $33,283,646    $426,053

Investments at contract
  value                                -             -          -           -           -            -             -           -

Receivable from Thomas &
  Betts Corporation:

Employees' contributions         105,851             -          -           -      17,105      256,583       190,252           -
Employer's contributions          52,358             -          -           -       7,560      116,038        84,535           -
                             -----------   -----------   --------  ----------  ----------  -----------   -----------    --------
                                 158,209             -          -           -      24,665      372,621       274,787           -
                             -----------   -----------   --------  ----------  ----------  -----------   -----------    --------
Net assets available for
  benefits                   $15,842,947   $23,692,719   $442,135  $1,120,960  $5,368,277  $44,160,445   $33,558,433    $426,053
                             ===========   ===========   ========  ==========  ==========  ===========   ===========    ========

                                     1998
      NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                          Vanguard      Vanguard                              Vanguard     Vanguard
                            Vanguard     Intermediate  Investment  International              Extended   Total Bond
                           Wellington   U.S. Treasury   Contract      Growth      Employee     Market       Market
                             Fund         Bond Fund       Trust      Portfolio    Loan Fund  Index Fund     Index          Total
                           -----------  -------------  ----------  ------------- ----------  ----------  -----------   ------------
Investments at fair value  $36,605,560    $1,421,082   $        -   $4,282,565   $5,922,447   $344,756    $2,973,419   $175,331,516

Investments at contract
   value                             -             -    6,188,771            -            -          -            -       6,188,771

Receivable from Thomas &
  Betts Corporation:

Employees' contributions       207,588             -      127,773       38,893            -      5,696        35,991        985,732
Employer's contributions        99,109             -       66,019       17,764            -      2,491        17,917        463,791
                           -----------    ----------   ----------  -----------   ----------    -------    ----------   ------------
                               306,697             -      193,792       56,657            -      8,187        53,908      1,449,523
                           -----------    ----------   ----------  -----------   ----------    -------    ----------   ------------
Net assets available for
    benefits               $36,912,257    $1,421,082   $6,382,563   $4,339,222   $5,922,447   $352,943    $3,027,327   $182,969,810
                           ===========    ==========   ==========  ===========   ==========    =======    ==========   ============

                                   1998
      CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                      Vanguard                                           Vanguard
                               T&B          VMMR        Vanguard     Short-term    Vanguard    Vanguard   Vanguard U.S.   Index
                           Corporation     Federal       Windsor      Federal     Windsor II   Index 500    Growth       Small Cap
                            Stock Fund    Portfolio       Fund       Bond Fund      Fund       Portfolio   Portfolio     Portfolio
                           -----------  -------------  ----------  -------------  ----------  ----------  ------------  ------------
Investment Income:
Interest & dividends       $   343,231   $ 1,517,636    $ 39,249    $  101,361    $  527,498  $   673,536  $ 2,087,613   $ 35,188
Net appreciation
  (depreciation) in
  fair value of
  investments                  596,461             -     (41,099)       34,079       206,401    7,981,751    6,609,790    (61,318)

Contributions:
  Employees                  1,545,327     1,353,441           -       186,105       120,934    3,956,568    2,801,573          -
  Employer                     680,926       672,999           -        87,184        21,523    1,509,060    1,030,962          -
  Assets received from
    plan mergers             2,633,252     7,688,060           -       196,602             -    6,180,168    2,954,039          -
                          ------------  ------------   ---------    ----------   -----------  -----------  -----------   --------
Total additions              5,799,197    11,232,136      (1,850)      605,331       876,356   20,301,083   15,483,977    (26,130)

Administrative expenses        (14,061)       (8,000)       (175)       (2,725)       (1,390)     (19,587)     (13,292)      (305)

Withdrawals,
  distributions
  and forfeitures             (928,106)   (5,921,859)    (26,203)     (358,225)     (247,589)  (3,980,263)  (2,258,328)   (23,925)
Transfers in (out),
  net                           99,865    (7,214,835)   (137,761)     (763,436)      941,588      305,833      605,909    (92,063)
                          ------------  ------------   ---------    ----------   -----------  -----------  -----------   --------

Net increase (decrease)      4,956,895    (1,912,558)   (165,989)     (519,055)    1,568,965   16,607,066   13,818,266   (142,423)
                          ------------  ------------   ---------    ----------   -----------  -----------  -----------   --------
Net assets available
  for plan benefits:

Beginning of year           10,886,052    25,605,277     608,124     1,640,015     3,799,312   27,553,379   19,740,167    568,476
                          ------------  ------------   ---------    ----------   -----------  -----------  -----------   --------
End of year                $15,842,947   $23,692,719    $442,135    $1,120,960    $5,368,277  $44,160,445  $33,558,433   $426,053
                          ============  ============   =========    ==========   ===========  ===========  ===========   ========

                                    1998
    CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                           Vanguard      Vanguard                               Vanguard    Vanguard
                             Vanguard    Intermediate   Investment    International             Extended   Total Bond
                            Wellington   U.S. Treasury   Contract        Growth      Employee    Market      Market
                               Fund        Bond Fund       Trust        Portfolio    Loan Fund    Index       Index      Total
                            ----------   -------------  ----------    -------------  ---------  ---------  -----------    -----
Investments Income:
Interest & dividends         $ 4,041,243   $ 115,697     $  132,127    $   88,104   $  385,243   $ 23,101  $   46,971  $ 10,157,798

Net appreciation
  (depreciation)
  in fair value
  investments                   (353,748)    122,783              -       432,573            -     32,141     (38,969)   15,520,845

Contributions:
     Employees                 2,979,407     201,255       546,722        641,918           -      70,964     204,300    14,608,514
     Employer                  1,265,908      85,503       272,651        259,996           -       7,583      81,831     5,976,126
     Assets received
       from plan mergers       3,285,430     525,954             -        445,754     893,002           -           -    24,802,261
                             -----------  ----------     ----------    ----------   ----------   --------  ----------  ------------
Total additions               11,218,240   1,051,192        951,500     1,868,345    1,278,245    133,789     294,133    71,065,544

Administrative expenses          (25,536)     (1,521)        (2,060)       (3,252)          (7)      (929)          -       (92,840)

Withdrawals, distributions
and forfeitures               (3,655,647)   (370,573)      (166,392)     (428,345)    (524,278)      (289)     (6,445)  (18,896,467)

Transfers in (out), net         (815,067)   (815,398)     4,281,085      (322,252)     966,521    220,372   2,739,639             -
                             -----------  ----------     ----------    ----------   ----------   --------  ----------  ------------
Net increase (decrease)        6,721,990    (136,300)     5,064,133     1,114,496    1,720,481    352,943   3,027,327    52,076,237
                             -----------  ----------     ----------    ----------   ----------   --------  ----------  ------------
Net assets available for
  plan benefits:

Beginning of year             30,190,267   1,557,382      1,318,430     3,224,726    4,201,966          -           -   130,893,573
                             -----------  ----------     ----------    ----------   ----------   --------  ----------  ------------
End of year                  $36,912,257  $1,421,082     $6,382,563    $4,339,222   $5,922,447   $352,943  $3,027,327  $182,969,810
                             ===========  ==========     ==========    ==========   ==========   ========  ==========  ============

                                     1997
              NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                     Vanguard                                              Vanguard
                               T&B          VMMR       Vanguard     Short-term    Vanguard      Vanguard    Vanguard U.S.    Index
                           Corporation     Federal      Windsor       Federal    Windsor II     Index 500      Growth      Small Cap
                           Stock Fund     Portfolio      Fund        Bond Fund      Fund        Portfolio     Portfolio    Portfolio
                           ----------     ---------    --------     ----------   ----------     ---------   -------------  ---------
Investments at fair value   $10,708,357   $25,352,913   $608,124   $1,610,228   $3,799,253   $27,266,976   $19,532,027     $568,476

Investments at contract
  value                               -             -          -            -            -             -             -            -

Receivable from Thomas &
  Betts Corporation:

Employees' contributions        107,411       134,207          -       17,610            -       174,719       127,447            -
Employer's contributions         52,246        71,066          -        9,426            -        78,871        57,294            -
                            -----------   -----------   --------   ----------   ----------   -----------   -----------     --------
                                159,657       205,273          -       27,036            -       253,590       184,741            -
                            -----------   -----------   --------   ----------   ----------   -----------   -----------     --------

Net assets available for
  benefits                  $10,868,014   $25,558,186   $608,124   $1,637,264   $3,799,253   $27,520,566   $19,716,768      568,476
                            ===========   ===========   ========   ==========   ==========   ===========   ===========     ========

                                     1997
        NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                     Vanguard         Vanguard
                                  Vanguard         Intermediate      Investment       International
                                 Wellington       U.S. Treasury       Contract           Growth           Employee
                                    Fund             Bond Fund          Trust           Portfolio         Loan Fund          Total
                                 -----------      -------------      ----------       -------------     -----------     ------------
Investments at fair value        $29,880,300        $1,535,498                -        $3,161,961       $4,368,206      $128,392,319

Investments at contract
     value                                 -                 -       $1,318,430                 -                -         1,318,430

Receivable from Thomas &
     Betts Corporation:

Employees' contributions             185,488            13,642                -            39,653                -           800,177
Employer's contributions              88,238             6,992                -            18,514                -           382,647
                                 -----------        ----------       ----------        ----------       ----------      ------------
                                     273,726            20,634                -            58,167                -         1,182,824
                                 -----------        ----------       ----------        ----------       ----------      ------------

Net assets available for
     benefits                    $30,154,026        $1,556,132       $1,318,430        $3,220,128       $4,368,206      $130,893,573
                                 ===========        ==========       ==========        ==========       ==========      ============

                                    1997
        CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                     Vanguard                                               Vanguard
                               T&B          VMMR       Vanguard     Short-term    Vanguard     Vanguard    Vanguard U.S.     Index
                           Corporation     Federal      Windsor       Federal    Windsor II    Index 500      Growth       Small Cap
                           Stock Fund     Portfolio      Fund        Bond Fund      Fund       Portfolio     Portfolio     Portfolio
                           ----------     ---------    ---------    -----------  ----------    ---------   -------------   ---------
Investment Income:
Interest & other dividends  $   228,036   $ 1,394,437    $ 97,762    $   94,559    $ 349,416  $   561,305   $   763,487    $ 31,739

Net appreciation
  (depreciation)
  in fair value of
  investments                   583,168             -      23,988         3,124      765,875    5,849,829     3,256,568      96,892

Contributions:
   Employees                  1,429,091     1,810,789          -        235,240           -     2,580,521     1,803,206           -
   Employer                     567,176       856,060          -        106,517           -       890,265       691,929           -
   Assets received from
       plan mergers             125,351       271,572          -         15,260       4,607       178,478       160,639       1,184
                            -----------   -----------  ----------    ----------  -----------  -----------   -----------   ---------
Total additions               2,932,822     4,332,858     121,750       454,700    1,119,898   10,060,398     6,675,829     129,815

Administrative expenses          (9,689)      (13,060)       (320)       (2,199)      (1,628)     (11,276)       (8,560)       (420)

Withdrawals, distributions
and forfeitures                (734,183)   (5,168,964)    (65,030)     (226,419)    (870,161)  (2,678,512)   (2,066,947)    (51,839)

Transfers in (out), net        (165,270)     (328,838)    (29,357)     (212,559)    (308,809)   1,639,521      (544,939)    (74,208)
                            -----------   -----------  ----------    ----------  -----------  -----------   -----------   ---------
Net increase (decrease)       2,023,680    (1,178,004)     27,043        13,523      (60,700)   9,010,131     4,055,383       3,348
                            -----------   -----------  ----------    ----------  -----------  -----------   -----------   ---------

Net assets available for
  plan benefits:

Beginning of year             8,844,334    26,736,190     581,081     1,623,741    3,859,953   18,510,435    15,661,385     565,128
                            -----------   -----------  ----------    ----------  -----------  -----------   -----------   ---------
End of year                 $10,868,014   $25,558,186    $608,124    $1,637,264   $3,799,253  $27,520,566   $19,716,768    $568,476
                            ===========   ===========  ==========    ==========  ===========  ===========   ===========   =========

                                     1997
  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                      Vanguard          Vanguard
                                   Vanguard          Intermediate      Investment      International
                                  Wellington        U.S. Treasury       Contract         Growth          Employee
                                     Fund             Bond Fund           Trust         Portfolio        Loan Fund        Total
                                   -----------        ---------        ----------      -------------     ---------        -----
Investment Income:
Interest & dividends               $ 2,599,775        $   72,730       $   88,157        $ 136,753       $ 308,261     $ 6,726,417

Net appreciation (depreciation)
     in fair value investments       3,265,031            30,255                -           (8,692)              -      13,866,038

Contributions:
     Employees                       2,517,600           170,283                -          607,638               -      11,154,368
     Employer                        1,041,738            75,744                -          234,625               -       4,464,054
     Assets received from
        plan mergers                   209,655            17,698                -           44,122          47,166       1,075,732
                                   -----------        ----------       ----------       ----------      ----------    ------------
Total additions                      9,633,799           366,710           88,157        1,014,446         355,427      37,286,609

Administrative expenses                (27,938)           (1,029)            (969)          (2,878)              -         (79,966)

Withdrawals, distributions
     and forfeitures                (4,262,980)         (372,033)        (225,480)        (486,881)       (430,390)    (17,639,819)

Transfers in (out), net             (1,102,322)          561,743          (99,700)        (265,461)        930,199               -
                                   -----------        ----------       ----------       ----------      ----------    ------------
Net increase                         4,240,559           555,391         (237,992)         259,226         855,236      19,566,824
                                   -----------        ----------       ----------       ----------      ----------    ------------
Net assets available for
   plan benefits:

Beginning of year                   25,913,467         1,000,741        1,556,422        2,960,902       3,512,970     111,326,749
                                   -----------        ----------       ----------       ----------      ----------    ------------
End of year                        $30,154,026        $1,556,132       $1,318,430       $3,220,128      $4,368,206    $130,893,573
                                   ===========        ==========       ==========       ==========      ==========    ============

                                     1996
        CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                     Vanguard                                              Vanguard
                                T&B          VMMR       Vanguard   Short-term    Vanguard      Vanguard    Vanguard U.S.    Index
                            Corporation     Federal      Windsor     Federal    Windsor II     Index 500      Growth      Small Cap
                            Stock Fund     Portfolio      Fund      Bond Fund      Fund        Portfolio       Fund       Portfolio
                            ----------     ---------    --------   -----------   ---------     ---------   -------------  ---------
Investment Income:
Interest & other dividends    $  200,661   $ 1,264,579   $ 57,119  $   82,441   $  275,744   $   352,051   $ 1,077,753     $ 45,108

Net appreciation
  (depreciation)
  in fair value
  of investments               1,407,153             -     57,288     (15,959)     396,676     2,526,307     1,771,567       51,997

Contributions:
Employees                      1,156,048     2,022,680          -     307,223            -     2,264,610     1,635,767            -
Employer                         444,723       914,766          -     109,032            -       730,676       580,098            -
Assets received from
  plan mergers                   279,387     3,117,580    555,811     143,709    3,723,237     1,870,627       784,754      630,497
                              ----------    ----------   --------  ----------   ----------   -----------   -----------     --------
Total additions                3,487,972     7,319,605    670,218     626,446    4,395,657     7,744,271     5,849,939      727,602

Administrative expenses           (8,289)      (33,644)      (579)     (1,905)      (2,392)       (8,686)       (6,953)        (733)

Withdrawals, distributions
   and forfeitures              (500,499)   (4,075,277)   (44,248)   (257,210)    (392,795)   (1,635,577)   (1,709,641)     (96,212)
Transfers in (out), net         (260,841)   (1,896,300)   (44,310)   (147,199)    (140,517)      620,089     1,213,158      (65,529)
                              ----------    ----------   --------  ----------   ----------   -----------   -----------     --------

Net increase (decrease)        2,718,343     1,314,384    581,081     220,132    3,859,953     6,720,097     5,346,503      565,128
                              ----------    ----------   --------  ----------   ----------   -----------   -----------     --------
Net assets available
   for plan benefits:

Beginning of year              6,125,991    25,421,806          -   1,403,609            -    11,790,338    10,314,882            -
                              ----------    ----------   --------  ----------   ----------   -----------   -----------     --------
End of year                   $8,844,334   $26,736,190   $581,081  $1,623,741   $3,859,953   $18,510,435   $15,661,385     $565,128
                              ==========    ==========   ========  ==========   ==========   ===========   ===========     ========

                                     1996
  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                         Vanguard          Vanguard
                                       Vanguard         Intermediate      Investment      International
                                      Wellington       U.S. Treasury       Contract          Growth        Employee
                                         Fund            Bond Fund          Trust           Portfolio      Loan Fund       Total
                                      -----------      -------------      ----------      -------------    ---------       -----
Investments Income:
Interest & other dividends            $ 1,804,890        $   45,291       $   90,035       $  108,280      $ 229,948    $ 5,633,900

Net appreciation (depreciation)
     in fair value investments          1,358,403           (40,587)               -          158,886              -      7,671,731

Contributions:
     Employees                          2,546,595           255,542                -          470,352              -     10,658,817
     Employer                           1,007,320            71,808                -          193,431              -      4,051,854
     Assets received from plan
        mergers                         6,431,281           231,792        1,818,410          394,528              -     19,981,613
                                      -----------      ------------       ----------      -----------      ---------    -----------
Total additions                        13,148,489           563,846        1,908,445        1,325,477        229,948     47,997,915

Administrative expenses                   (16,032)             (893)          (1,292)          (2,057)           (33)       (83,488)

Withdrawals, distributions
     and forfeitures                   (3,495,636)         (145,814)        (305,338)        (226,717)      (281,416)   (13,166,380)

Transfers in (out), net                  (508,339)         (107,293)         (45,393)         555,768        826,706              -
                                      -----------      ------------       ----------      -----------      ---------    -----------
Net increase                            9,128,482           309,846        1,556,422        1,652,471        775,205     34,748,047
                                      -----------      ------------       ----------      -----------      ---------    -----------
Net assets available for
   plan benefits:

Beginning of year                      16,784,985           690,895                -        1,308,431      2,737,765     76,578,702
                                      -----------      ------------       ----------      -----------      ---------    -----------
End of year                           $25,913,467        $1,000,741       $1,556,422       $2,960,902     $3,512,970   $111,326,749
                                      ===========      ============       ==========      ===========      =========    ===========

NOTE 6:  INVESTMENT FUND PARTICIPATION

As of December 31, 1998, the number of participants in each investment fund was as follows:

                                                                      Number of
                                                                     Participants
                                                                     ------------
                  Thomas and Betts Corporation Stock Fund              3,614
                  VMMR Federal Portfolio                               2,224
                  Vanguard Short-Term Federal Bond Fund                  463
                  Vanguard Index 500 Portfolio                         4,054
                  Vanguard - U.S. Growth Portfolio                     3,129
                  Vanguard Wellington Fund                             3,800
                  Employee Loan Fund                                   1,603
                  Vanguard Intermediate U.S. Treasury Bond Fund          427
                  International Growth Portfolio                       1,222
                  Vanguard Windsor Fund                                   84
                  Vanguard Windsor II Fund                               634
                  Vanguard Index Small Cap Portfolio                     106
                  Vanguard Investment Contract Trust                   1,786
                  Vanguard Total Bond Market Index                       980
                  Vanguard Extended Market Index Fund                    160

The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.


NOTE 7: CONTRIBUTIONS

The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her employer contribution account. The nonvested portion of the employer contribution account is forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. Subject to an amendment adopted during 1996 (See Note
3), the nonvested portion of the employer's contribution may be restored if the participant is reemployed prior to a five-year period of separation of service. A participant is entitled to receive 100% of the participant's own contributions plus earnings thereon. Employees of FL Industries, Inc. hired prior to July 1, 1992 have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the FL Industries, Inc. Investment and Savings Plan and will at all times have a 100% nonforfeitable right to the amount in their employer contribution accounts.

NOTE 8: TERMINATION

The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.


NOTE 9: INCOME TAXES

The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Under the present federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund (which is maintained pursuant to the Plan and in which Plan assets are held), realized and unrealized, are not taxable to any participant or the participant's beneficiaries except upon a distribution by the Trust Fund.

If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to the participant as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or the participant's beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which the participation terminates, the special election will not be available to the participant or the participant's beneficiaries, except in the case of termination due to the participant's death.

                                                                      SCHEDULE 1

                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN

                       Schedule of Investment Assets

                        Year Ended December 31, 1998


Identity of Issue                              Description                 Cost                          Fair value
-----------------                              -----------                 ----                          ----------
Equity Securities- Thomas &
     Betts Corporation Stock
     Fund                                   1,090,733 units             $ 13,982,300                   $ 15,684,738

Mutual Funds-
     Vanguard Wellington Fund               1,247,208 units               33,032,381                     36,605,560
     VMMR Federal Portfolio                23,692,719 units               23,692,719                     23,692,719
     Vanguard Intermediate U.S. Treasury
         Bond Fund                            127,566 units                1,354,995                      1,421,082
     Vanguard Index 500 Portfolio             384,272 units               29,724,980                     43,787,824
     Vanguard Short-Term Federal
         Bond Fund                            109,255 units                1,109,439                      1,120,960
     Vanguard U.S. Growth Fund                887,801 units               22,495,469                     33,283,646
     International Growth Portfolio           228,160 units                3,877,332                      4,282,565
     Vanguard Windsor Fund                     28,397 units                  435,739                        442,135
     Vanguard Windsor II Fund                 179,015 units                4,401,753                      5,343,612
     Vanguard Index Small
         Cap Portfolio                         20,097 units                  383,854                        426,053
     Vanguard Extended Market
         Index Fund                            11,259 units                  312,918                        344,756
     Vanguard Total Bond Market
         Index                                289,525 units                3,004,833                      2,973,419
                                           ----------                    -----------                    -----------


Total Mutual Funds                         28,296,007                   $137,808,712                   $169,409,069

Loan Fund- Participant loans, interest rate
     range of 6% to 11%, with maturity
     date range of May 1, 1999 to
     August 6, 2004                                                        5,922,447                      5,922,447

Guaranteed Investment Contracts-
     Vanguard Investment Contract
     Trust at contract value                6,188,771 units                6,188,771                      6,188,771
                                                                        ------------                   ------------

         Total investments                                              $149,919,930                   $181,520,287
                                                                        ============                   ============

See accompanying independent auditors' report.

                                                                     SCHEDULE 2

                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN

                    Schedule of Reportable Transactions

                        Year ended December 31, 1998


                                                                                                                   Total
        Description                          Number of                 Purchase              Selling               Gain/
        of Security                        Transactions               Price/Cost               Price              (Loss)
        -----------                        ------------               ----------             -------              ------
Purchases:
Thomas & Betts Corporation
  Stock Fund                                      190              $ 9,949,394
Vanguard Wellington Fund                          189               15,955,386
VMMR Federal Portfolio                            229               18,922,382
Vanguard Index 500
  Portfolio                                       225               19,609,216
Vanguard U.S. Growth Fund                         210               13,177,465
                                                                   -----------
                                                                   $77,613,843
                                                                   ===========

Sales:
Thomas & Betts Corporation Stock Fund             215              $ 4,799,490            $ 5,569,887          $  770,397
Vanguard Wellington Fund                          238                7,675,273              8,874,910           1,199,637
VMMR Federal Portfolio                            240               20,582,576             20,582,576                   -
Vanguard Index 500
  Portfolio                                       241                8,527,694             11,070,534           2,542,840
Vanguard U.S. Growth Fund                         229                4,784,750              6,035,922           1,251,172
                                                                   -----------            -----------          ----------
                                                                   $46,369,783            $52,133,829          $5,764,046
                                                                   ===========            ===========          ==========

See accompanying independent auditors' report.

                                  SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     THOMAS & BETTS CORPORATION
                                     EMPLOYEES' INVESTMENT PLAN



Date: June 30, 1999                  By: /s/Fred R. Jones
                                         -------------------------
                                           Fred R. Jones
                                           Vice President - Chief
                                               Financial Officer



Date: June 30, 1999                  By: /s/Jerry Kronenberg
                                         -------------------------
                                           Jerry Kronenberg
                                           Vice President - General
                                               Counsel and Secretary